People's Community Capital Corporation

2003 Annual Report

Page **Table of Contents**

To Our Shareholders and Customers:

Your company ended its sixth full year of operations in 2003. Total assets were $109 million at December 31, 2003, a 7% increase over 2002. Net loans were $65 million, a 9% increase over last year's ending balance of $60 million. Deposits were $93 million, an 8% increase over 2002.



Net Income
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003

The company reported record earnings for 2003 with net income of $1,128,924 or $.98 per common share, compared to $1,022,564 or $.89 per share in 2002, a 10% increase. All per share numbers reflect an increase in shares due to a 5% stock dividend paid on January 29, 2004, the fourth annual stock dividend paid by your company. The price of the company's stock at January 15th was $16.09 per share.

We believe our loan portfolio remains sound. Net charge off's for the year were $11,921, while our year end reserve for loan losses stood at $940,000 or 1.42% of loans. There were no non-performing loans at December 31, 2003.

The year 2003 was challenging with interest rates the lowest they have been in 40 years, making interest margins difficult to maintain. Uncertainty in the economy led businesses to limit corporate expenditures, which negatively affected loan demand for most of 2003. In spite of these factors, we were able to achieve growth in our earnings by controlling non-interest expense, keeping our interest margins respectable, and generating strong fees in the mortgage origination area.

We think the economy will continue to improve in 2004 fueled by President Bush's tax reduction. This should cause businesses to expand, creating jobs and higher levels for loan demand. We believe interest rates will continue to be at historically low levels for 2004, further fueling the economy.

In the third quarter of 2003 we opened a loan production office in Charleston, S.C. We think this market has a great deal of potential for another community bank and we look forward to our growth in both this new market and the Central Savannah River Area.

We remain dedicated to providing an exceptional level of customer service to our customers and still believe people desire the service available from a community bank over that typically provided by larger banks. With your help and support, we are confident 2004 and beyond will prove successful for your company. We welcome your comments and suggestions.

Tommy B. Wessinger
Chairman & CEO

Thomas H. Lyles
President & COO

SELECTED FINANCIAL DATA

The selected financial data has been derived from the consolidated financial statements that have been audited by Elliott Davis, LLC, independent accountants. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

	At or for the year ended December 31, ($ in thousands, except per share data)				
	2003	2002	2001	2000	1999
EARNINGS					
Interest income	$ 4,980	$ 5,219	$ 5,084	$ 4,562	$ 3,219
Interest expense	1,286	1,684	2,244	1,840	1,101
Net interest income	3,694	3,535	2,840	2,722	2,118
Provision for loan losses	112	254	117	250	126
Non-interest income	1,062	1,164	664	358	294
Non-interest expense	2,954	2,932	2,396	1,953	1,715
Income from operations	1,690	1,513	991	877	571
Income tax expense	561	490	340	310	228
Net income	1,129	1,023	651	567	343
Net income per basic share *	$.98	$ .89	$ .57	$ .48	$ .28
AVERAGE BALANCES					
Assets	$106,490	$94,718	$73,274	$57,481	$43,772
Deposits	91,313	81,175	62,334	47,198	33,911
Loans	61,653	56,538	45,970	38,568	26,403
Earning assets	100,384	88,880	67,645	53,440	39,984
Shareholders' equity	$12,057	$11,006	$10,177	$ 9,695	$ 9,440
Weighted avg. basic shares outstanding *	1,146,683	1,151,332	1,144,808	1,178,619	1,209,635
BALANCE SHEET DATA					
Assets	$109,128	$102,015	$87,730	$61,842	$54,795
Deposits	93,238	86,651	76,169	51,034	43,169
Net loans	65,301	59,949	49,601	40,080	33,225
Shareholders' equity	12,366	11,645	10,447	9,896	9,457
Book value per share *	$10.86	$10.10	$ 9.10	$ 8.50	$ 7.91
Shares outstanding *	1,137,973	1,153,197	1,147,950	1,165,079	1,195,161
KEY RATIOS					
Return on average assets	1.06%	1.08%	.89%	.99%	.78%
Return on average shareholders' equity	9.36%	9.29%	6.40%	5.84%	3.63%
Average equity to average assets	11.32%	11.62%	13.89%	16.87%	21.57%
Risk-based capital (Bank only):					
Tier 1	11.66%	11.39%	11.29%	14.77%	16.19%
Total	12.91%	12.62%	12.35%	16.02%	17.34%
Average loans to deposits	67.52%	69.65%	73.75%	81.71%	77.86%

* All years have been restated for 5% stock dividends paid in March 2001, January 2002, January 2003, and January 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of People's Community Capital Corporation. This commentary should be read in conjunction with the financial statements and the related notes and other statistical information in this report.

GENERAL

People's Community Capital Corporation was incorporated in South Carolina on February 26, 1997 for the purpose of operating as a bank holding company. Our wholly-owned subsidiary, People's Community Bank of South Carolina, commenced business in 1997 and is primarily engaged in the business of accepting savings and demand deposits and providing mortgage, consumer and commercial loans to the general public. The bank operates two banking centers located in Aiken and one located in North Augusta, South Carolina.

The second banking center located in Aiken was opened in 1998 in leased offices that were also the headquarters of the holding company. In May 2001, the banking center and holding company headquarters were moved to a newly constructed building nearby. At this time, the downtown Aiken location of the bank became the main office.

In 1999, People's Financial Services, Inc., a subsidiary of the bank, commenced operations. Offices are located at both Aiken locations. The subsidiary is primarily engaged in providing comprehensive financial planning services in addition to full service brokerage, including stocks, bonds, mutual funds, and insurance products.

In June 2003, we opened a loan production office in rented space in Charleston, South Carolina. The purpose of this office is to solicit loans, primarily in the real estate construction market.

CRITICAL ACCOUNTING POLICY

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under Provision and Allowance for Loan Losses section of this document for a detailed description of our estimation process and methodology related to the allowance for loan losses.

OVERVIEW

The following discussion describes our results of operations for 2003 as compared to 2002 (and 2002 compared to 2001) and also analyzes our financial condition as of December 31, 2003 as compared to December 31, 2002. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2003 and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as a table describing our allowance for loan losses and the allocation of historical charge-offs and recoveries against this allowance.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS REVIEW

We commenced operations on September 22, 1997. Our first quarterly profit was recorded in the fourth quarter of 1998. We became cumulatively profitable in February 2000 and have paid 5% stock dividends in March 2001, January 2002, January 2003, and January 2004.

Our net income for the year ended December 31, 2003 was $1,128,924, compared to $1,022,564 for the year ended December 31, 2003. Income per share, as adjusted for stock dividends paid, was $.98 for 2003 compared to $.89 per share for 2002. The return on average assets for 2003 and 2002 was 1.06% and 1.08%, respectively, and return on average equity was 9.36% and 9.29%, respectively. Following is a discussion of the more significant components of net income.

Net Interest Income

General. The largest component of our net income is net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of interest-earning assets and interest-bearing liabilities. Net interest income totaled $3,693,918 in 2003, compared with $3,534,940 in 2002. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.35% in 2003 as compared to 3.53% in 2002. The decrease in the spread can be attributed to the decline in interest rates that began in late November 2002 and continued historically low during 2003. Even though our average rates on earning assets fell from the 2002 levels, we were able to mitigate the decline by further reducing our rates paid on our deposits and were therefore able to hold the decline in the interest rate spread to 18 basis points between the years compared.

Below is a table of average balances, interest income, interest expense and corresponding rates for the years ended 2003 and 2002.

AVERAGE BALANCES, INCOME, EXPENSES AND RATES

Assets	2003 Average Balance	2003 Income/ Expense	2003 Yield/ Rate	2002 Average Balance	2002 Income/ Expense	2002 Yield/ Rate
Federal funds sold	$ 6,685,717	$ 72,149	1.08%	$ 6,740,204	$ 107,664	1.60%
Short-term investments	2,609,802	78,249	3.00%	1,652,953	60,001	3.63%
Securities	29,435,731	853,298	2.90%	23,948,584	957,178	4.00%
Loans	61,652,779	3,976,755	6.45%	56,538,378	4,094,034	7.24%
Total earning assets	100,384,029	4,980,451	4.96%	88,880,119	5,218,877	5.87%
Cash and due from banks	2,453,770			2,246,133		
Premises and equipment	2,993,258			3,125,828		
Other assets	1,548,450			1,203,689		
Allowance for loan losses	(889,520)			(737,495)		
Total assets	$106,489,987			$94,718,274		
Liabilities & Equity						
Interest-bearing deposits:						
Transaction accounts	14,775,479	54,135	0.37%	11,005,596	57,884	0.53%
Money market accounts	12,056,575	92,528	0.77%	12,602,416	202,355	1.61%
Savings deposits	12,862,032	130,267	1.01%	13,427,736	259,872	1.94%
Time deposits	37,310,324	914,422	2.45%	32,588,089	1,091,032	3.35%
Total int-bearing deposits	77,004,410	1,191,352	1.55%	69,623,837	1,611,143	2.31%
Interest-bearing borrowings	2,812,400	95,181	3.38%	2,234,405	72,794	3.26%
Total int-bearing liabilities	79,816,810	1,286,533	1.61%	71,858,242	1,683,937	2.34%
Demand deposits	14,308,794			11,551,302		
Other liabilities	307,360			302,626		
Shareholders' equity	12,057,023			11,006,104		
Total liabilities and share-holders' equity	$106,489,987			$94,718,274		
Net interest spread			3.35%			3.53%
Net interest income/margin		$3,693,918	3.68%		$3,534,940	3.98%

Analysis of Changes in Net Interest Income. The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income from 2002 to 2003 and from 2001 to 2002.

	2003 Compared to 2002			2002 Compared to 2001		
	Variance Due to			Variance Due to		
	Volume	Rate	Net	Volume	Rate	Net
Earning Assets						
Loans	$ 369,777	$ (487,057)	$ (117,279)	$ 927,212	$ (865,037)	$ 62,175
Securities	219,912	(323,793)	(103,880)	539,083	(332,833)	206,250
Other short-term investments	34,690	(16,442)	18,248	41,092	(41,159)	(67)
Federal funds sold	(747)	(34,766)	(35,515)	(967)	(132,182)	(133,149)
Total earning assets	623,632	(862,058)	(238,426)	1,506,420	(1,371,211)	135,209
Interest-bearing liabilities						
Transaction accounts	19,892	(23,641)	(3,749)	32,542	(38,520)	(5,978)
Money market accounts	(8,552)	(101,275)	(109,827)	28,719	(177,694)	(148,975)
Savings deposits	(9,988)	(119,617)	(129,605)	256,510	(206,787)	49,723
Time deposits	159,183	(335,793)	(176,610)	247,559	(759,302)	(511,743)
Other short-term borrowings	19,012	3,375	22,387	58,215	(1,341)	56,874
Total interest-bearing liabilities	179,547	(576,951)	(397,404)	623,545	(1,183,644)	(560,099)
Net interest income	$ 444,085	$ (285,107)	$ 158,978	$ 882,875	$ (187,567)	$ 695,308

Liquidity and Interest Rate Sensitivity. Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates.

Primary sources of liquidity for us are a stable base of deposits, scheduled repayments on our loans, and interest and maturities on our investments. With the exception of our municipal bonds which have been classified as "held to maturity", all of our other securities have been classified as "available for sale". If necessary, we might sell a portion of our investment securities in connection with the management of our interest sensitivity gap or to manage liquidity. We may also utilize our cash and due from banks and federal funds sold to meet liquidity needs. Additionally, we have unsecured lines of credit with two banks that can be utilized if needed. Also, our Bank is a member of the Federal Home Loan Bank where credit facilities may be accessed. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near future.

One monitoring technique employed by us is the measurement of our interest sensitivity "gap", which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

INTEREST SENSITIVITY ANALYSIS

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
			(Dollars in Thousands)		
Interest-earning assets:					
Federal funds sold	$ 659	$ ----	$ ----	$ ----	$ 659
Investment securities	1,407	1,284	21,490	11,076	35,257
Cash & short-term investments	1,722	----	----	----	1,722
Loans	36,128	6,447	21,774	2,038	66,387
Total interest-earning assets	39,916	7,731	43,264	13,114	104,025
Interest-bearing liabilities:					
Transaction accounts	16,311	----	----	----	16,311
Money market accounts	11,899	----	----	----	11,899
Savings deposits	12,839	----	----	----	12,839
Time deposits	10,027	18,093	8,850	----	36,970
Total interest-bearing deposits	51,076	18,093	8,850	----	78,019
Other borrowings	805	----	2,500	----	3,305
Total interest-bearing liabilities	$ 51,881	$ 18,093	$ 11,350	$ ----	$ 81,324
Period gap	$(11,965)	$(10,362)	$ 31,914	$ 13,114	
Cumulative gap	$(11,965)	$(22,327)	$ 9,587	$ 22,701	
Ratio of cumulative gap to total earning assets	(11.50)%	(21.46)%	9.22%	21.82%	

The table above presents our rate sensitivity at each of the time intervals indicated as of December 31, 2003. The table may not be indicative of our rate sensitivity position at other points in time.

At December 31, 2003, we were liability-sensitive over the three month and twelve month time frames and asset-sensitive after one year. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential credit problems. Management's judgment about the adequacy of the allowance is based on a number of assumptions about future events which we believe to be reasonable, but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time.

Additions to the allowance for loan losses, which are expenses to the provision for loan losses on our income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. We do not allocate the allowance for loan losses to specific categories of loans but rather evaluate the adequacy on an overall portfolio basis utilizing a risk grading system. See the table below for an indication of our history of charge-offs by loan category which may or may not be indicative of future charge-offs by category.

The Bank's policy has been to review the allowance for loan losses using a reserve factor based on risk rated categories of loans since there has been relatively little charge-off activity since the Bank's inception. The overall objective is to apply percentages to the loans based on the relative inherent risk for that loan type and grade. Reserve factors are based on peer group data, information from regulatory agencies, and on the experience of the Bank's lenders. The reserve factors will change depending on trends in national and local economic conditions, the depth of experience of the Bank's lenders, delinquency trends, and other factors. The Bank's general strategy is to maintain a minimum coverage of a certain percentage of gross loans until the Bank has sufficient historical data and trends available.

At December 31, 2003 and 2002, the allowance for loan losses was $940,000 and $840,000, respectively. This represents 1.42% and 1.38% of outstanding loans at December 31, 2003 and 2002, respectively. In 2003, our Bank charged off $11,921 of loans, net of recoveries. Net charge-offs for 2002 were $50,942. The provision for loan losses was made based on management's assessment of general loan loss risk and asset quality. Below is an analysis of the allowance for loan losses for 2003 and 2002.

ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31	
	2003	2002
Average loans outstanding (all domestic)	$61,652,779	$56,538,378
Allowance, beginning of year	$ 840,000	$ 637,000
Charge-offs:		
Commercial, financial and agricultural	12,397	40,003
Real estate loans – commercial and residential	-	4,711
Consumer and other	4,434	7,619
Total charge-offs	16,831	52,333
Recoveries:		
Commercial, financial and agricultural	2,387	1,276
Real estate loans – commercial and residential	-	-
Consumer and other	2,523	115
Total recoveries	4,910	1,391
Net charge-offs	11,921	50,942
Provision for loan losses	111,921	253,942
Allowance, end of year	$ 940,000	$840,000
Net charge-offs to average loans	0.00%	0.09%
Allowance as percent of total loans	1.42%	1.38%
Non-performing loans as percent of total loans	0.00%	0.00%

Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in non-accrual status when it becomes 90 days or more past due. At the time the loan is placed in non-accrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported net income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. There were no non-accrual loans at December 31, 2003 or at December 31, 2002. Accruing loans delinquent past 90 days totaled $0 at December 31, 2003 and at December 31, 2002. Management was not aware of any potential problem loans at year end. See the discussion of Other Real Estate Owned in the Non-Earning Assets section below.

Non-interest Income

Non-interest income for the year ended December 31, 2003 was $1,062,498 compared to $1,163,522 for 2002. Of this total, $603,327 represented service charges on deposit accounts compared to $493,351 in 2002. The increase in service charge income was primarily due to the addition of a new overdraft product. Net gains on sale of securities amounted to $95,553 in 2003 compared to $171,678 in 2002. Insurance and brokerage commissions from our financial services subsidiary generated revenue of $66,254 in 2003 compared to $237,495 in 2002. Revenue from the subsidiary decreased dramatically in 2003 as the sale of fixed rate annuity products plummeted with the fall in interest rates. It is likely that trend will continue in 2004. At the same time, brokered mortgage fees increased to $171,791 from $153,162 due to more activity in purchase money loans and refinancings associated with the lower interest rates. Other fees increased from $107,836 to $125,573 primarily due to increases in internet banking related fees and the volume of check cashing services.

Non-interest Expense

Non-interest expense increased only slightly from $2,932,124 for the period ended December 31, 2002 to $2,954,873 for the year ended December 31, 2003, an increase of less than one percent. The majority of the expense in 2003 and 2002 was salaries and benefits of $1,694,469 and $1,752,875, respectively. The decrease of $58,406 is primarily due to a lower amount of commissions paid to associates in the financial services subsidiary as revenue in the subsidiary was down substantially. Customer related expenses increased from $109,632 to $139,170 primarily due to monthly fees paid to a vendor that supplied us with our new overdraft product. Other expenses also increased from $178,111 to $205,476 primarily due to demand account charge-offs as a result of the overdraft product, and also due to increased spending on advertising. The new overdraft product's revenues were in excess of its expenses. Refer to the Statements of Income for the primary components of non-interest expense for the years ended December 31, 2003 and 2002.

BALANCE SHEET REVIEW

Total consolidated assets grew to $109,128,048 at December 31, 2003 from $102,015,141 at December 31, 2002, an increase of $7,112,907, which is below the level of increase in the prior year of $14,284,655. The increase was generated primarily through a $6,586,082 increase in deposits. The increase in deposits was brought about through general growth activity. Average assets for 2003 were $106,489,987 as compared to average assets of $94,718,274 in 2002.



Average Growth by Year
120,000
100,000
80,000
60,000
40,000
20,000
0
1999
2000
2001
2002
2003
Average Assets
Average Deposits
Average Loans

Earning Assets

Loans. Loans typically provide higher yields than the other types of earning assets, and as such should normally comprise the largest portion of earning assets. Average earning assets were $100,384,000 in 2003, 13% above the $88,880,000 average in 2002. Average total loans of $61,653,000 in 2003 and $56,538,000 in 2002 represented 61.4% and 63.6% of average earning assets for the respective years. Net loans outstanding increased $5,352,254 from December 31, 2002 to December 31, 2003, which was a decrease compared to the loan growth for the previous year of $10,348,263.

The principal components of our loan portfolio, at year end 2003 and 2002, were real estate loans comprising a combined 87.9% and 86.7% of total loans, respectively. In the context of this discussion, a "real estate loan" is defined as any loan secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in our market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

The following table shows the composition of the loan portfolio by category.

	December 31, 2003		December 31, 2002	
	Amount	Percent	Amount	Percent
Commercial, financial and agricultural	$ 5,980,976	9.0%	$ 6,262,045	10.3%
Real estate:				
Mortgage – residential	19,329,951	29.1%	18,045,181	29.7 %
Mortgage – commercial	38,765,316	58.4%	34,397,045	56.5%
Other	269,797	0.4%	377,190	0.6%
Consumer	2,040,591	3.1%	1,779,141	2.9%
Other	10,331	0.0%	15,714	0.0%
Total loans	66,396,962	100.0%	60,876,316	100.0%
Allowance for loan losses	(940,000)		(840,000)	
Unearned fees	(155,651)		(87,259)	
Total net loans	$65,301,311		$59,949,057	

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for us. The following table sets forth our loans maturing within specified intervals at December 31, 2003.

LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES AT DECEMBER 31, 2003

	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$ 1,902,038	$ 3,891,128	$ 187,810	$ 5,980,976
Real estate	14,231,552	27,469,259	16,664,253	58,365,064
Consumer and other	489,533	1,494,551	66,838	2,050,922
	$16,623,123	$32,854,938	$16,918,901	$66,396,962

Loans maturing after one year with:	
Fixed interest rates	$25,331,393
Floating interest rates	24,442,446
	$49,773,839

The information presented in the above table is based on the contractual maturities of the individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Investment Securities. Average total investment securities were $29,435,731 for 2003 as compared to $23,948,584 in 2002 and represented 29.3% and 26.9% of average earning assets for the respective years. At December 31, 2003, our investment securities portfolio balance was $35,257,222 compared to the balance at December 31, 2002 of $25,403,594. All securities were designated as available for sale and were recorded at estimated fair value except for tax-exempt municipals that were classified in 2002 as "held to maturity" and were recorded at amortized cost. We are invested in U.S. Government agencies, mortgage-backed securities, and tax-exempt municipals, and we also own stock in the Federal Home Loan Bank. Below is a table showing the amortized cost and fair value of our investment securities by category. Contractual maturities and yields on our investments at December 31, 2003 are shown on the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on tax exempt municipal bonds are not shown on a tax equivalent basis in the second table below.

Investment Securities Portfolio

	December 31, 2003		December 31, 2002	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Securities available for sale:				
U.S. Government Agency obligations	$20,840,157	$20,820,329	$9,703,906	$9,658,040
Corporate Securities	-	-	633,055	633,652
Mortgage Backed Securities	9,650,350	9,707,902	10,025,195	9,855,718
Federal Home Loan Bank – restricted	274,200	274,200	196,300	196,300
Total securities available for sale	30,764,707	30,802,431	20,558,456	20,343,710
Securities held to maturity	4,655,929	4,492,515	4,988,839	4,845,138
Total investment securities portfolio	$35,420,636	$35,294,946	$25,547,295	$25,188,848

Investment Securities Maturity Distribution and Yields

	No Maturity	Within one year	After one but within five years	After five but within ten years	After ten years
U.S. Government Agency obligations	$ ---	$1,505,469	$11,859,219	$ 7,475,469	$ ---
Municipal Bonds	---	709,003	3,158,512	625,000	---
Mortgage Backed Securities	---	---	4,157,583	2,975,814	2,516,953
FHLB Stock	274,200	---	---	---	---
Total Securities	$274,200	$2,214,472	$19,175,314	$11,076,283	$2,516,953

	No Maturity	Within one year	After one but within five years	After five but within ten years	After ten years
Weighted average yields:					
U.S. Government Agency obligations	---	2.81%	3.59%	3.80%	---
Municipal Bonds	---	2.49%	3.27%	4.10%	---
Mortgage Backed Securities	---	---	3.10%	3.51%	3.30%
FHLB Stock	3.76%	---	---	---	---
Total Securities	3.76%	2.71%	3.43%	3.74%	3.30%

Other Investments. Other investments consist primarily of federal funds sold and commercial paper of another bank. In 2003, federal funds sold averaged $6,685,717 compared to $6,740,204 in 2002. Short-term investments in commercial paper averaged $2,609,802 in 2003 compared to $1,652,953 in 2002. Federal funds sold typically represent a major source of our liquidity and is generally invested on an overnight basis. Total other investments earned an average yield of 1.62% for the year compared to an average yield of 2.00% the previous year.

Non-Earning Assets – Other Real Estate Owned

In November 2002, we foreclosed on certain property in Richmond County, Georgia pursuant to a customer's loans that were in default. We believe that the carrying value of $378,880 is not impaired as of this date and that any future sale of the property would be in an amount sufficient to realize its book value.

Deposits and Other Interest-Bearing Liabilities

Deposits. Our primary source of funds for loans and investments is our deposits. Average total deposits were $91,313,204 in 2003, compared to $81,175,139 during 2002. Average interest-bearing deposits were $77,004,410 in 2003, compared to $69,623,837 in 2002, an increase of 11%. The growth in deposits was primarily in non-interest earning demand accounts which increased by 24% and in time deposits which increased by 14%. We had a slight decrease in deposits in the money market and savings products on average for the year. Due to the continued downward adjustment in rates paid pursuant to the interest-rate environment of 2003, the average cost of funds decreased in every deposit category much as we also saw in 2002. The average rate paid on interest-bearing deposits in 2003 was 1.55% compared to 2.31% in 2002. In pricing deposits, we consider our liquidity needs, the direction and levels of interest rates, and local market conditions.

The following table sets forth our deposits by category at December 31, 2003 and 2002.

DEPOSITS BY CATEGORY

	December 31, 2003		December 31, 2002	
	Amount	Percent of Total	Amount	Percent of Total
Demand deposit accounts	$15,219,085	16.3%	$11,748,878	13.6%
NOW accounts	16,310,529	17.5%	12,840,014	14.8%
Money market accounts	11,898,748	12.8%	11,861,222	13.7%
Savings accounts	12,838,726	13.8%	13,909,948	16.0%
Time deposits less than $100,000	24,476,981	26.2%	25,025,125	28.9%
Time deposits of $100,000 or over	12,493,504	13.4%	11,266,304	13.0%
Total deposits	$93,237,573	100.0%	$86,651,491	100.0%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $80,744,069 and $75,385,187 at December 31, 2003 and 2002, respectively. The maturity distribution of our time deposits of $100,000 or more at December 31, 2003 is shown in the following table.

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE AT DECEMBER 31, 2003

Three months or less	$ 4,999,896
Over three through six months	3,105,561
Over six through twelve months	2,262,054
Over twelve months	2,125,993
Total	$12,493,504

Large time deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we currently do not accept brokered deposits.

Borrowed funds. Borrowed funds consisted of short-term borrowings provided through a U.S. Treasury demand note associated with a treasury tax and loan account, a loan with the Federal Home Loan Bank of Atlanta (FHLB), and a short-term advance under a federal funds credit line with another bank. The treasury demand note borrowings averaged $298,624 at an average cost of 0.83% and the federal funds line advances averaged $13,776 for 2003 at an average rate of 1.41%. The balance outstanding at December 31, 2003 on the treasury tax and loan account was $805,174 and there were no balances outstanding at year end under federal funds credit line advances. The note with the FHLB is a five-year convertible advance with a maturity date of April 16, 2007. The early conversion option allows the FHLB to convert the loan to a three-month LIBOR-based floating rate advance effective with the April 16, 2004 payment or on any payment date thereafter. The average balance on this note for the year was $2,500,000 with a cost of funds of 3.70%. The balance outstanding at December 31, 2003 was $2,500,000. There were no other borrowings during the year.

The unsecured line of credit mentioned above is available on a one to fourteen day basis with a bank for $3,500,000. This line was accessed briefly for a period near the end of the year. In addition, we also have an unsecured fed funds line available from another bank for $1,800,000. Additional credit is also available through our bank's membership with the Federal Home Loan Bank of Atlanta. Except for the borrowings mentioned, no other borrowings were made from any of these sources during 2003.

Capital

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and offbalance sheet exposures, adjusted for risk weights ranging from 0% to 100%. The Federal Reserve guidelines also contain an exemption from the capital requirements for bank holding companies with less than $150 million in consolidated assets. Because our holding company has less than $150 million in assets, it is not currently subject to these guidelines. However, our bank falls under these rules as set per bank regulatory agencies.

Under the capital adequacy guidelines, capital is classified into two tiers. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the general reserve for loan losses subject to certain limitations. The qualifying capital base for purposes of the risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. Our bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

Our bank exceeded the minimum capital requirements set by the regulatory agencies at December 31, 2003 and 2002. Refer to Note 18 of the Notes to Consolidated Financial Statements for an analysis of our capital ratios for the two years.

We believe that capital is sufficient to fund the activities of our bank's normal operations in the near future, and that our bank will generate sufficient income from operations to fund activities on an on-going basis. Our holding company still retains capital to fund activities which may from time to time be considered appropriate investments of capital at some point in the future. There are currently no commitments outstanding for significant capital expenditures.

In 2003, our board of directors approved approximately 100,000 shares of our stock to be purchased as treasury stock. During the year, we purchased 17,888 shares of our outstanding stock at an average cost of $16.01 per share. These shares were subsequently retired. There was no treasury stock activity in 2002.

Our board of directors has approved four 5% stock dividends to date. Stock dividends were paid on March 1, 2001, January 2, 2002, and January 29, 2003. The fourth such dividend was paid on January 29, 2004 to shareholders of record as of January 15, 2004. The issuance of these stock dividends had no effect on our total capital, although they decreased the book value per share and earnings per share since the number of shares outstanding were increased. Per share amounts have been restated for the effect of all dividends paid.

Off-Balance Sheet Risk

The company, through the operations of the bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the bank at predetermined interest rates for a specified period of time. At December 31, 2003, the bank had issued commitments to extend credit of $19,312,000 of home equity lines of credit, construction loans, and commercial lines of credit.

The commitments expire over periods from six months to ten years. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity Management", the company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $345,000 at December 31, 2003. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings. There were no obligations under noncancelable operating lease agreements at December 31, 2003.

LIQUIDITY MANAGEMENT

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

At December 31, 2003, our liquid assets, consisting of cash and due from banks and federal funds sold, amounted to $2,756,702, representing 2.5% of total assets. Investment securities and short-term investments amounted to $36,977,874, representing 33.9% of total assets; these securities and investments provide a secondary source of liquidity since they can be converted into cash in a timely manner. Our ability to maintain and expand our deposit base and borrowing capabilities also serves as a source of liquidity.

We plan to meet future cash needs through the liquidation of temporary investments, maturities of loans and investment securities, and generation of deposits. In addition, our bank maintains a line of credit from its correspondent bank in the amount of $3,500,000 and a fed funds line from another bank in the amount of $1,800,000. Our bank is also a member of the Federal Home Loan Bank from which application for borrowings can be made for leverage purposes, if so desired. Management believes that our existing stable base of core deposits along with continued growth in this deposit base and the other sources of liquidity mentioned above will enable us to successfully meet our expected liquidity needs.

The Federal Home Loan Bank (FHLB) requires that either securities, qualifying single family mortgage loans and/or stock of the FHLB owned by the bank be pledged to secure any advances from the FHLB. Currently, we have given the FHLB a blanket lien on qualifying mortgages held by the bank. This lien serves to secure the $2,500,000 borrowing from the FHLB as well as other additional advances that may be needed from time to time. The bank believes that it could obtain even more borrowing capacity from the FHLB by identifying additional qualifying collateral that could be pledged.

IMPACT OF INFLATION

Unlike most industrial companies, the assets and liabilities of financial institutions such as ours are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and changing prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those that may result from inflation.

INDUSTRY DEVELOPMENTS

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect us.

On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. The new law, which is not effective until October 28, 2004, gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- Allows check truncation without making it mandatory;
- Demands that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- Legalizes substitutions for and replacements of paper checks without agreement from consumers;
- Keeps in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- Cautions that when accountholder's request verification, financial institutions must produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- Requires recrediting of funds to an individual's account on the next business day after a consumer proves the financial institution has erred.

This new legislation will likely have a dramatic impact on bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the new opportunities presented by Check 21.

FORWARD-LOOKING INFORMATION

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Directors
People's Community Capital Corporation
Aiken, South Carolina

We have audited the accompanying consolidated balance sheets of People's Community Capital Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of People's Community Capital Corporation as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenwood, South Carolina
January 9, 2004

PEOPLE'S COMMUNITY CAPITAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
CASH AND DUE FROM BANKS	$ 2,097,702	$ 3,311,246
FEDERAL FUNDS SOLD	659,000	7,209,000
SHORT-TERM INVESTMENTS	1,720,652	1,989,500
SECURITIES		
Available for sale - At fair value	30,764,707	20,558,456
Held to maturity - Estimated fair value $4,655,929 and $4,988,839 at December 31, 2003 and December 31, 2002	4,492,515	4,845,138
LOANS RECEIVABLE - Net	65,301,311	59,949,057
PROPERTIES AND EQUIPMENT - Net	2,906,983	3,061,141
ACCRUED INTEREST RECEIVABLE	503,743	500,289
OTHER REAL ESTATE OWNED	378,880	378,880
OTHER ASSETS	302,555	212,434
Total assets	**$ 109,128,048**	**$ 102,015,141**
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Noninterest bearing	$ 15,219,085	$ 11,748,878
Interest bearing	78,018,488	74,902,613
Total deposits	93,237,573	86,651,491
ACCRUED INTEREST PAYABLE	54,426	71,151
FEDERAL HOME LOAN BANK ADVANCES	2,500,000	2,500,000
OTHER BORROWINGS	805,174	954,590
ACCRUED EXPENSES AND OTHER LIABILITIES	165,100	192,935
Total liabilities	96,762,273	90,370,167
COMMITMENTS AND CONTINGENCIES - Notes 12, 14, 15, and 20		
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value; 10,000,000 shares authorized, 1,084,130 issued at December 31, 2003 and 1,046,193 issued at December 31, 2002	10,841	10,462
Additional paid-in capital	10,771,998	10,411,763
Retained earnings	1,605,571	1,093,901
Accumulated other comprehensive income (loss)	(22,635)	128,848
Total shareholders' equity	12,365,775	11,644,974
Total liabilities and shareholders' equity	**$ 109,128,048**	**$ 102,015,141**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLE'S COMMUNITY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31, 2003	2002
INTEREST INCOME		
Loans, including fees	$ 3,976,755	$ 4,094,034
Securities and short-term investments	931,547	1,017,179
Federal funds sold	72,149	107,664
Total interest income	4,980,451	5,218,877
INTEREST EXPENSE		
Deposits	1,191,352	1,611,143
Other borrowings	95,181	72,794
Total interest expense	1,286,533	1,683,937
Net interest income	3,693,918	3,534,940
PROVISION FOR LOAN LOSSES	111,921	253,942
Net interest income after provision for loan losses	3,581,997	3,280,998
NONINTEREST INCOME		
Service charges on deposit accounts	603,327	493,351
Gain on sale of securities available for sale	95,553	171,678
Insurance and brokerage commissions	66,254	237,495
Mortgage origination fees	171,791	153,162
Other	125,573	107,836
Total noninterest income	1,062,498	1,163,522
NONINTEREST EXPENSES		
Salaries and employee benefits	1,694,469	1,752,875
Occupancy and equipment	354,353	333,885
Consulting and professional fees	152,644	151,690
Customer related	139,170	109,632
General operating	147,478	158,500
Data processing	261,283	247,431
Other	205,476	178,111
Total noninterest expenses	2,954,873	2,932,124
Income before income taxes	1,689,622	1,512,396
INCOME TAX PROVISION	560,698	489,832
NET INCOME	**$ 1,128,924**	**$ 1,022,564**
EARNINGS PER SHARE		
Basic	$ 0.98	$ 0.89
Diluted	0.90	0.83
WEIGHTED AVERAGE SHARES OUTSTANDING		
Basic	1,146,683	1,151,332
Diluted	1,256,731	1,225,444

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLE'S COMMUNITY CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2003 and 2002

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	**Amount**				
BALANCE, DECEMBER 31, 2001	991,845	$ 9,918	$ 9,699,441	$ 740,834	$ (2,974)	$ 10,447,219
Comprehensive income:						
Net income	-	-	-	1,022,564	-	1,022,564
Net change in unrealized gain on securities available for sale, net of income tax of $87,881	-	-	-	-	131,822	131,822
Total comprehensive income						1,154,386
Stock split effected in the form of a stock dividend (5%)	49,379	494	666,123	(666,617)	-	-
Cash paid in lieu of stock dividends	-	-	-	(2,880)	-	(2,880)
Stock options exercised	4,969	50	46,199	-	-	46,249
BALANCE, DECEMBER 31, 2002	1,046,193	10,462	10,411,763	1,093,901	128,848	11,644,974
Comprehensive income:						
Net income	-	-	-	1,128,924	-	1,128,924
Net change in unrealized loss on securities available for sale, net of income tax benefit of $100,989	-	-	-	-	(151,483)	(151,483)
Total comprehensive income						977,441
Stock split effected in the form of a stock dividend (5%)	52,090	521	614,141	(614,662)	-	-
Purchase of treasury stock	(17,888)	(179)	(286,139)	-		(286,318)
Cash paid in lieu of stock dividends	-	-	-	(2,592)	-	(2,592)
Stock options exercised	3,735	37	32,233	-	-	32,270
BALANCE, DECEMBER 31, 2003	**1,084,130**	**$10,841**	**$ 10,771,998**	**$ 1,605,571**	**$ (22,635)**	**$ 12,365,775**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLE'S COMMUNITY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2003	2002
OPERATING ACTIVITIES		
Net income	$ 1,128,924	$ 1,022,564
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	188,568	194,678
Provision for loan losses	111,921	253,942
Amortization of discounts/premiums on securities, net	253,364	270,554
Deferred income tax benefit	(22,038)	(34,359)
Gain on sale of securities available for sale	(95,553)	(171,678)
Changes in deferred and accrued amounts		
Other assets and accrued interest receivable	(71,537)	57,918
Accrued expenses and other liabilities and accrued interest payable	(44,560)	149,331
Net cash provided by operating activities	1,449,089	1,742,950
INVESTING ACTIVITIES		
Activity in securities available for sale		
Sales	9,818,236	6,953,181
Purchases	(35,790,778)	(20,007,794)
Maturities and calls	15,509,620	13,062,351
Activity in securities held to maturity		
Maturities and calls	300,000	-
Purchase	-	(1,571,005)
Net (increase) decrease in short-term investments	268,848	(1,017,611)
Purchases of equipment	(34,410)	(73,888)
Loan originations and principal collections - Net	(5,464,175)	(10,981,085)
Net (increase) decrease in federal funds sold	6,550,000	(820,000)
Net cash used for investing activities	(8,842,659)	(14,455,851)
FINANCING ACTIVITIES		
Net increase in deposits	6,586,082	10,482,979
Net payments on borrowings	(149,416)	(45,410)
Cash paid in lieu of stock dividend	(2,592)	(2,880)
Proceeds from Federal Home Loan Bank advances	-	2,500,000
Stock options exercised	32,270	46,249
Purchase of treasury stock	(286,318)	-
Net cash provided by financing activities	6,180,026	12,980,938
Net increase (decrease) in cash and cash equivalents	(1,213,544)	268,037
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,311,246	3,043,209
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 2,097,702**	**$ 3,311,246**
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid on deposits and borrowed funds	**$ 1,303,258**	**$ 1,677,069**
Income taxes paid	**$ 577,017**	**$ 463,223**
Unrealized net gain (loss) on securities avaiable for sale, net of income tax (benefit)	**$ (151,483)**	**$ 131,822**
Reclassification of securities available for sale to held to maturity	**$ -**	**$ 3,274,133**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity and organization

People's Community Capital Corporation (the "Corporation") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for People's Community Bank of South Carolina (the "Bank"). The Bank provides full commercial banking services to customers and is subject to regulation of the Federal Deposit Insurance Corporation and the State of South Carolina Board of Financial Institutions. The Corporation is subject to regulation by the Federal Reserve Board.

The Bank also operates a wholly owned subsidiary, People's Financial Services, Inc. This subsidiary is primarily engaged in the business of offering stocks, bonds, mutual funds, annuities, and insurance products.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Corporation conform to generally accepted accounting principles and to general practices in the banking industry. The Corporation uses the accrual basis of accounting.

Concentrations of credit risk

The Corporation, through its subsidiary, makes loans to individuals and small businesses located primarily in Aiken County, South Carolina for various personal and commercial purposes. The subsidiary has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Statement of cash flows

For the purposes of reporting cash flows, the Corporation considers all liquid nonequity investments with an original maturity of three months or less to be cash equivalents except for commercial paper which is reflected as a short term investment. For the purpose of the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks".

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Short-term investments

Short-term investments are commercial paper which matures in less than one year and is carried at cost.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Securities

Securities that may be sold prior to maturity for asset/liability management purposes, are classified as securities available for sale and carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. Debt securities that management has both the positive intent and ability to hold to maturity are classified as securities held to maturity and are carried at cost, adjusted for amortization of premium or accretion of discount using the interest method.

Interest on securities, including the amortization of premiums and the accretion of discounts, are reported as interest income using the interest method over the term of the securities. Gains and losses on the sale of securities are recorded on the trade date and are calculated using the specific identification method.

Loans receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding unpaid principal balances net of any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan.

The accrual of interest is discontinued on impaired loans when management anticipates that a borrower may be unable to meet the obligations of the note. Accrued interest through the date the interest is discontinued is reversed. Subsequent interest earned is recognized only to the point that cash payments are received. All payments will be applied to principal if the ultimate amount of principal is not expected to be collected.

Nonaccrual loans

Loans are generally placed on nonaccrual at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents for a minimum of six months.

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of the loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant change. Ultimately, losses may vary from current estimates and future additions to the allowance may be necessary.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Bank accounts for impaired loans in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, *"Accounting by Creditors for Impairment of a Loan"*. This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Under Statement of Financial Accounting Standards (SFAS) No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loans's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Properties and equipment

Land is carried at cost. Properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to property and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are included in other income.

(Continued)

Other real estate owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at the date of foreclosure) or fair value minus estimated costs to sell. Any write-downs at the date of acquisition are charged to the allowance for possible loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains and losses on disposal are included in other expenses.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Corporation files a consolidated federal income tax return. Separate state income tax returns are filed.

Earnings per share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding in accordance with SFAS No. 128, *"Earnings per Share"*. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method.

The Corporation declared two five percent stock dividends in 2001, one five percent stock dividend in 2002, and one five percent stock dividend in 2003. These stock dividends were issued in March 2001, January 2002, January 2003 and January 2004. Earnings per share presentations have been restated to reflect these transactions.

The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:

	For the years ended December	
	2003	2002
Numerator:		
(included in basic and diluted earnings per share)	$ 1,128,924	$1,022,564
Denominator:		
Weighted average common shares outstanding for:		
Basic earnings per share	1,146,683	1,151,332
Dilutive securities:		
Stock options - Treasury stock method	110,048	74,112
Diluted earnings per share	1,256,731	1,225,444
The average market price used under the Treasury stock method	$ 15.56	$ 12.12

(Continued)

Stock option plan

SFAS No. 123, *"Accounting for Stock-Based Compensation"*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principals Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees"*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25, no compensation cost is recognized.

The Corporation sponsors a stock option plan (the Plan) for the benefit of the directors, officers and employees. The Board may grant up to 303,876 options (adjusted for 5% stock dividends). The Corporation has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost been determined based on the fair value at the grant date for the above stock option awards consistent with the provisions of SFAS No. 123, the Corporation's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

	For the years ended December 31,	
	2003	**2002**
Net income - As reported	$ 1,128,924	$1,022,564
Net income - Proforma	1,032,132	924,857
Earnings per share - As reported		
Basic	.98	.89
Diluted	.90	.83
Earnings per share - Proforma		
Basic	.90	.80
Diluted	.82	.75

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 4.77%, the expected option life was ten years, the assumed dividend rate was zero and the expected volatility was 8.0%.

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Comprehensive income

The Corporation follows SFAS No. 130, *"Reporting Comprehensive Income."* Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income.

(Continued)

Risk and uncertainties

In the normal course of its business, the Corporation encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Corporation is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Corporation's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Corporation, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Corporation is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Corporation also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examination.

Reclassifications

Certain amounts in the 2002 consolidated statements have been reclassified to conform with the current year presentation.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Corporation:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "*Accounting for Stock-based Compensation - Transition and Disclosure*", an amendment of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "*Interim Financial Reporting*", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending December 15, 2002. The adoption of the disclosure only provisions had no effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "*Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.*" SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees for Indebtedness of Others."* FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 will not have any effect on the Corporation's financial position or results of operations.

In January 2003, the FASB Emerging Issues Task Force (EITF) issued No. 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under Statement 115. The consensus on quantitative and qualitative disclosures is effective for fiscal years ending after December15, 2003. Comparative information for earlier periods presented is not required. The adoption of this disclosure only provisions of the EITF No. 03-1 had no effect on net income or shareholder equity.

Additional accounting standards that have been issued or proposed by the FASB or other standard setting groups that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. At December 31, 2003, these required reserves were met by vault cash and reserve cash deposits held by a correspondent bank.

NOTE 3 - SECURITIES

Available for sale - The amortized cost, gross unrealized holding gains and losses and fair values of securities available for sale consist of the following:

	December 31, 2003			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Securities				
U. S. Government Agency obligations	$ 20,820,329	$ 52,430	$ 32,602	$20,840,157
Mortgage Backed Securities	9,707,902	17,034	74,586	9,650,350
	30,528,231	69,464	107,188	30,490,507
Federal Home Loan Bank stock - Restricted	274,200	-	-	274,200
	$ 30,802,431	$ 69,464	$ 107,188	$30,764,707

	December 31, 2002			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Securities				
U. S. Government Agency obligations	$ 9,658,040	$ 53,308	$ 7,442	$9,703,906
Corporate Securities	633,652	-	597	633,055
Mortgage Backed Securities	9,855,718	180,572	11,095	10,025,195
	20,147,410	233,880	19,134	20,362,156
Federal Home Loan Bank stock - Restricted	196,300	-	-	196,300
	$ 20,343,710	$ 233,880	$ 19,134	$20,558,456

Held to maturity - The amortized cost, gross unrealized gains and losses and fair values of securities held to maturity consisted of the following:

	December 31, 2003			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Municipals - Tax exempt	$ 4,492,515	$ 163,414	$ -	$ 4,655,929

	December 31, 2002			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Municipals - Tax exempt	$ 4,845,138	$ 143,701	$ -	$ 4,988,839

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

(Continued)

NOTE 3 - SECURITIES, Continued

Securities Available for Sale:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government Agency obligations	$ 5,955,969	$ 32,602	$ -	$ -	$ 5,955,969	$ 32,602
Mortgage backed securities	7,964,114	74,586	-	-	7,964,114	74,586
Total	$ 13,920,083	$ 107,188	$ -	$ -	$13,920,083	$ 107,188

Securities classified as available for sale are recorded at fair market value. None of the securities were in a continuous loss position for twelve months or more. The Corporation has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Corporation believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The amortized cost and fair value of securities at December 31, 2003, by contractual maturity, follow:

	Held to maturity		Available for sale	
	Amortized cost	Fair value	Amortized cost	Fair value
Securities				
Due in one year or less	$ 709,003	$ 713,436	$ 1,500,254	$1,505,469
Due after one year through five years	3,158,512	3,273,749	15,994,586	16,016,802
Due after five years through ten years	625,000	668,744	10,498,691	10,451,283
Due after 10 years	-	-	2,534,700	2,516,953
Federal Home Loan Bank stock (no maturity)	-	-	274,200	274,200
	$ 4,492,515	$ 4,655,929	$ 30,802,431	$30,764,707

During 2003 and 2002, securities sold yielded a net gain of $95,553 and $171,678, respectively.

At December 31, 2003 and 2002, securities with an amortized cost of $5,115,351 and $1,607,535, respectively and a fair value of $5,127,231 and $1,648,419, respectively were pledged as collateral for certain other borrowings and to secure certain public deposits.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Corporation's loan portfolio is summarized below:

	December 31, 2003	December 31, 2002
Loans other than mortgage		
Commercial	$ 5,980,976	$ 6,262,045
Consumer	2,040,591	1,779,141
Other	10,331	15,714
Mortgage		
Commercial	38,765,316	34,397,045
Residential	19,329,951	18,045,181
Other	269,797	377,190
Gross loans	66,396,962	60,876,316
Less allowance for loan losses	940,000	840,000
Less deferred loan fees	155,651	87,259
Net loans	$ 65,301,311	$59,949,057

Changes in the allowance for loan losses were as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2002
Balance, beginning of year	$ 840,000	$ 637,000
Provision charged to operations	111,921	253,942
Loans charged off	(16,831)	(52,333)
Recoveries on loans previously charged off	4,910	1,391
Balance, end of year	$ 940,000	$ 840,000

Approximately $34,432,805 and $25,745,605 of the loans were variable interest rate loans at December 31, 2003 and 2002, respectively. The remaining portfolio was fixed interest rate loans. There were no non-accrual loans at December 31, 2003 or 2002. There were no impaired loans at December 31, 2003 or 2002.

NOTE 5 - PROPERTIES AND EQUIPMENT

Properties and equipment included in the consolidated balance sheets are summarized as follows:

	December 31, 2003	December 31, 2002
Land and buildings	$ 2,768,894	$ 2,768,894
Furniture, fixtures and equipment	798,664	926,487
	3,567,558	3,695,381
Less accumulated depreciation	(660,575)	(634,240)
	$ 2,906,983	$ 3,061,141

(Continued)

NOTE 5 - PROPERTIES AND EQUIPMENT, Continued

Depreciation expense for the years ended December 31, 2003 and 2002 amounted to $188,568 and $186,085, respectively.

Type of asset	Life in years	Depreciation method
Software	3	Straight-line
Furniture, fixtures and equipment	3 to 15	Straight-line
Buildings and improvements	40	Straight-line

NOTE 6 - DEPOSITS

Deposits are summarized as follows:

	December 31,	
	2003	2002
Demand (noninterest bearing)	$ 15,219,085	$11,748,878
Demand (interest bearing) and savings	41,048,003	38,611,184
Time		
$100,000 and over	12,493,504	11,266,304
Under $100,000	24,476,981	25,025,125
Total	$ 93,237,573	$86,651,491

Interest expense on time deposits in excess of $100,000 for the years ended December 31, 2003 and 2002 was approximately $263,972 and $344,000, respectively. Scheduled maturities of time deposits are as follows:

	December 31,	
	2003	2002
One year or less	$ 28,120,846	$31,087,517
From one year to three years	8,190,679	4,835,785
After three years	658,960	368,127
	$ 36,970,485	$36,291,429

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

The Corporation has an outstanding advance from the Federal Home Loan Bank (FHLB) of Atlanta at a 3.65% interest rate at December 31, 2003 and 2002. The advance has a April 16, 2007 maturity date. The advance is subject to prepayment penalties, and is subject to calls at the option of the FHLB of Atlanta.

NOTE 8 - OTHER BORROWINGS

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond. The note is secured by U.S. Government Agency obligations and mortgage backed securities with a fair value of $1,307,372 at December 31, 2003. The amount outstanding under the note totaled $805,174 and $954,590 at December 31, 2003 and 2002, respectively.

NOTE 9 - UNUSED LINES OF CREDIT

At December 31, 2003, the Bank had $2,700,000 ($3,500,000 effective January 1, 2004) and $1,800,000 available under unsecured lines of credit with The Banker's Bank and Columbus Bank and Trust, respectively. These lines of credit are federal funds lines generally renewed annually and are available on a one to fourteen day basis for general corporate purposes.

In addition, the Bank has credit availability with the Federal Home Loan Bank of Atlanta. The amount of credit availability varies in relation to certain assets of the Bank.

NOTE 10 - INCOME TAXES

The significant components of the income tax provision are as follows:

	For the years ended December 31, 2003	For the years ended December 31, 2002
Currently payable	$ 582,736	$ 524,191
Deferred income tax benefit	(22,038)	(34,359)
Income tax provision	**$ 560,698**	**$ 489,832**

The significant components of deferred income tax assets and liabilities consist of the following and are presented in other assets:

	Deferred tax asset (liability) December 31, 2003	Deferred tax asset (liability) December 31, 2002
Depreciation	$ (124,162)	$(112,200)
Allowance for loan losses	319,600	285,600
Net unrealized (gain) loss on securities available for sale	15,090	(85,898)
	210,528	87,502
Valuation allowance	-	-
Net deferred tax asset	**$ 210,528**	**$ 87,502**

Income tax expenses are allocated between the Corporation and the Bank under the contribution to consolidated taxable income method. The net deferred tax asset is reported in other assets on the balance sheet.

NOTE 11 - RETIREMENT PLAN

The Bank sponsors a defined contribution employee benefit plan (401(k) plan) covering eligible employees (as defined in the Plan), whereby employees can defer a portion of their salary. The matching contributions of the Bank are determined by the Board on an annual basis. For the years ended December 31, 2003 and 2002, matching Bank contributions totaled $32,844 and $34,078, respectively.

NOTE 12 - STOCK OPTION PLAN

A summary of the status of the Plan and changes during the years (adjusted for 5% stock dividends) are presented below:

	December 31, 2003		December 31, 2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	293,048	$ 8.24	299,035	$ 8.24
Granted	17,325	12.47	-	-
Forfeited or expired	(54,584)	8.23	(509)	8.23
Exercised	(3,922)	8.23	(5,478)	8.53
Outstanding at year end	251,867	8.52	293,048	8.24
Options exercisable at year end	222,430	8.33	220,786	8.24
Weighted-average fair value of options granted during the year		4.91		-
Shares available for grant under the plan	42,491		5,230	

	Options Outstanding		Options Exercisable
Weighted Average Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Number Exercisable
$8.23	233,440	5.11	216,078
$9.30	1,102	8.00	1,102
$12.29	15,750	9.10	5,250
$14.29	1,575	9.34	-
Total	251,867		222,430

NOTE 13 - RELATED PARTY TRANSACTIONS

Directors and officers of the Bank are customers of and had transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rate and collateral, as those prevailing at the time for other customers of the Bank, and did not involve more than normal risk of collectibility or present other unfavorable features. Total loans outstanding to all officers and directors, including immediate family and business interests, at December 31, 2003 and 2002 were $4,037,806 and $1,350,227, respectively. During 2003 and 2002, new loans and advances on existing loans of $6,380,225 and $268,086 were made to this group and repayments of $3,692,646 and $975,063 were received, respectively.

NOTE 14 - LEGAL CONTINGENCIES

From time to time, the Bank may be a party to various litigation and claims, both as plaintiff and as defendant, arising from its normal operations. At December31, 2003, the Bank is not involved with any litigation matters that could have a material impact on the consolidated financial statements.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commercial and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Commitments to extend credit, including unused lines of credit, amounted to approximately $19,312,000 and $12,719,000 at December 31, 2003 and 2002, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank's commercial customers, and are short-term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Commitments under standby letters of credit amounted to $345,000 and $558,600 at December31, 2003 and 2002, respectively, which were granted primarily to commercial borrowers.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Corporation's financial instruments as of December 31, are as follows:

	2003		2002	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
FINANCIAL ASSETS				
Cash and due from banks	$ 2,097,702	$ 2,097,702	$ 3,311,246	$ 3,311,246
Federal funds sold	659,000	659,000	7,209,000	7,209,000
Short-term investments	1,720,652	1,720,652	1,989,500	1,989,500
Securities available for sale	30,764,707	30,764,707	20,558,456	20,558,456
Securities held to maturity	4,492,515	4,655,929	4,845,138	4,988,839
Loans receivable - Net	65,301,311	66,589,328	59,949,057	61,392,485
FINANCIAL LIABILITIES				
Demand deposit, interest-bearing transaction and savings accounts	56,267,088	56,267,088	50,360,062	50,360,062
Certificates of deposit	36,970,485	36,695,994	36,291,429	36,021,980
Federal Home Loan Bank advances	2,500,000	2,699,122	2,500,000	2,500,000
Other borrowings	805,174	805,174	954,590	954,590

(Continued)

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial statements. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and due from banks and short-term investments - The carrying amount is a reasonable estimate of fair value.

Federal funds sold - Federal funds sold are for a term of one day and the carrying amount approximates the fair value.

Securities - Securities available for sale, fair value equals the carrying amount, which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The fair value of securities held to maturity are based on quoted market prices.

Loans receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Federal Home Loan Bank advances - The fair value of the FHLB advances are estimated using discounted cash flow projections that apply the Corporation's current borrowing rate from the Federal Home Loan Bank.

Other borrowings - The carrying amount is a reasonable estimate of fair value because these instruments typically have terms of one day.

NOTE 17 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS

The ability of the Corporation to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends, loans or advances to the Corporation. State law requires prior approval of the State of South Carolina Board of Financial Institutions. Dividends are payable only from the undivided profits of the banking subsidiary.

NOTE 18 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

To be categorized as well capitalized, they must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. The Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the tables.

	Actual		**For capital adequacy purposes**		**To be well capitalized under prompt corrective action provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
AS OF DECEMBER 31, 2003						
Total capital (to risk-weighted assets)	$ 9,678,000	12.9%	≥ $ 5,998,480	≥8.0%	≥ $ 7,498,100	≥10.0%
Tier I capital (to risk-weighted assets)	8,741,000	11.7	≥ 2,999,240	≥4.0	≥ 4,498,860	≥6.0
Tier I capital (to average assets)	8,741,000	8.4	≥ 4,183,200	≥4.0	≥ 5,229,000	≥5.0
AS OF DECEMBER 31, 2002						
Total capital (to risk-weighted assets)	$ 8,614,000	12.6%	≥ $ 5,459,040	≥8.0%	≥ $ 6,823,800	≥10.0%
Tier I capital (to risk-weighted assets)	7,774,000	11.4	≥ 2,729,520	≥4.0	≥ 4,094,280	≥6.0
Tier I capital (to average assets)	7,774,000	8.0	≥ 3,908,000	≥4.0	≥ 4,885,000	≥5.0

NOTE 19 - CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of People's Community Capital Corporation (parent company only):

CONDENSED BALANCE SHEETS

ASSETS

	December 31, 2003	December 31, 2002
Cash and due from banks	$ 5,632	$ 16,372
Federal funds sold	15,000	1,138,000
Short-term investments	1,720,652	1,989,500
Investments available for sale	1,747,500	500,938
Investment in bank subsidiary	8,929,410	7,990,444
Other assets	14,898	14,095
	$ 12,433,092	$11,649,349

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2003	December 31, 2002
Liabilities	$ 67,317	$ 4,375
Shareholders' equity	12,365,775	11,644,974
	$ 12,433,092	$11,649,349

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2003	For the years ended December 31, 2002
INTEREST INCOME ON INVESTMENTS	$ 112,893	$ 139,895
OPERATING EXPENSES	53,200	59,978
Income before income taxes and equity in undistributed net income of the Bank	59,693	79,917
PROVISION FOR INCOME TAXES	21,209	27,532
Net income before equity in undistributed net income of the Bank	38,484	52,385
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARY	1,090,440	970,179
NET INCOME	$ 1,128,924	$1,022,564

(Continued)

NOTE 19 - CONDENSED FINANCIAL INFORMATION, Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2003	2002
OPERATING ACTIVITIES		
Net income	$ 1,128,924	$1,022,564
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of the bank subsidiary	(1,090,440)	(970,179)
Depreciation and amortization	-	2,753
Accretion of discounts on securities	(1,265)	-
Gain on sale of securities	-	(3,438)
(Increase) decrease in other assets	(803)	24,276
Increase in other liabilities	62,942	2,875
Net cash provided by operating activities	99,358	78,851
INVESTING ACTIVITIES		
Sales of securities available for sale	-	503,438
Maturities of securities available for sale	1,500,000	2,000,000
Net (increase) decrease in federal funds sold	1,123,000	(1,104,000)
Purchase of securities available for sale	(2,745,306)	(500,000)
(Increase) decrease in short-term investments	268,848	(1,017,611)
Net cash provided by (used for) investing activities	146,542	(118,173)
FINANCING ACTIVITIES		
Cash paid in lieu of stock dividend	(2,592)	(2,880)
Purchase of treasury stock	(286,318)	-
Stock options exercised	32,270	46,249
Net cash provided by (used for) financing activities	(256,640)	43,369
Net increase (decrease) in cash and cash equivalents	(10,740)	4,047
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,372	12,325
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 5,632**	**$ 16,372**

NOTE 20 - SUBSEQUENT EVENTS

On December 16, 2003, the Board of Directors declared a 5% stock dividend payable on January 29, 2004 to shareholders of record on January 15, 2004. Per share amounts in the accompanying consolidated financial statements have been retroactively restated for the change in capital structure for all periods presented.

DIRECTORS

People's Community Capital Corporation
Raymond D. Brown
Chm, Pres, CEO – R.D. Brown Contractors, Inc.

Margaret Holley-Taylor
President - Aiken Office Supply, Inc.

Anthony E. Jones
President, CEO – Gerald Jones VW, Inc.

James D. McNair, Vice Chairman
Retired Banker

Clark D. Moore, M.D.
Sr. Partner – Carolina Musculoskeletal Institute, P.A.

Russell D. Phelon
Chm, Pres, CEO, Treas – R.E. Phelon, Inc.
Manufacturer

Donald W. Thompson
President – Windsor Jewelers, Inc.

John B. Tomarchio, M.D.
Sr. Physician, Westinghouse Savannah River Company

Thomas H. Lyles, President / COO

Tommy B. Wessinger, Chairman / CEO

People's Community Bank of S.C.
Raymond D. Brown
Margaret Holley-Taylor
Anthony E. Jones
James D. McNair
Clark D. Moore, M.D.
Russell D. Phelon
Donald W. Thompson
John B. Tomarchio, M.D.
Thomas H. Lyles
Tommy B. Wessinger, Chairman

People's Financial Services, Inc.
Thomas H. Lyles
Anthony E. Jones
Tommy B. Wessinger, Chairman

OFFICERS

People's Community Capital Corporation
Jean H. Covington, CFO/Controller
Thomas H. Lyles, President/COO
James D. McNair, Vice Chairman
Tommy B. Wessinger, Chm/CEO

People's Financial Services, Inc.
Jean H. Covington, CFO
Thomas H. Lyles, President/CEO
Tommy B. Wessinger, Chairman

People's Community Bank of S.C.
W. Marsh Burckhalter, Sr. Vice President
Joe M. Carter, Jr., EVP, Lending
Carlene K. Clark, Banking Officer
Jean H. Covington, CFO/Controller
L. Stephen Lineberry, SVP Operations
Thomas H. Lyles, Pres/COO
Marie McKinnon, Operations Officer
H. Stanley Price, Vice President
Dale G. Slack, Sr. Vice President
Milon C. Smith, EVP, Credit
Tommy B. Wessinger, Chm/CEO
Harriett H. Wood, Vice President

CORPORATE DATA

ANNUAL MEETING

The Annual Meeting of the Shareholders of People's Community Capital Corporation will be held at 5:45 p.m. on Friday, April 30, 2004 at our corporate office located at 125 Park Avenue, S.W., Aiken, South Carolina.

CORPORATE OFFICE:
125 Park Avenue, SW
Aiken, South Carolina 29801
(803) 641-0142
(803) 641-7555 Fax

GENERAL COUNSEL:
Nelson, Mullins, Riley & Scarborough, LLP
First Union Plaza
999 Peachtree Street, Suite 1400
Atlanta, Georgia 30309

STOCK TRANSFER AGENT:
First Citizens Bank
P.O. Box 29
Columbia, South Carolina 29202

INDEPENDENT AUDITORS:
Elliott Davis LLC
P.O. Box 429
Greenwood, South Carolina 29648

STOCK INFORMATION:

Our common stock is quoted on the OTC Bulletin Board under the symbol "PPLM". As of March 15, 2004, there were 1,155,473 shares of the Company's common stock issued and outstanding, held by approximately 500 shareholders of record. The following table sets forth the high and low sales price information as quoted on the OTC Bulletin Board during the periods indicated. All amounts have been adjusted for the 5% stock dividend paid on January 29, 2004.

	1st quarter	2nd quarter	3rd quarter	4th quarter
2003	$11.20-$13.33	$13.00-$14.76	$14.57-$15.95	$15.00-$15.66
2002	$10.14-$12.85	$11.00-$12.28	$11.14-$12.09	$11.14-$12.38

The prices listed above are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. Trading and quotations of the Company's common stock have been limited and sporadic. Management is not aware of the prices at which all shares of stock have been traded. The market makers in the Company's stock are Scott & Stringfellow, Inc. (formerly Edgar M. Norris & Company, Inc.) and IJL-Wachovia, Inc.

The ability of People's Community Capital Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from People's Community Bank of South Carolina. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends are subject to prior approval by the South Carolina State Board of Financial Institutions and are payable only from the undivided profits of the Bank. All outstanding shares of common stock of the Company are entitled to share equally in dividends from funds legally available when, and if, declared by the Board of Directors. To date, we have not paid cash dividends on our common stock. We currently intend to retain earnings to support operations and finance expansion and therefore do not anticipate paying cash dividends in the foreseeable future. Five percent stock dividends were paid on March 1, 2001, January 2, 2002, January 29, 2003, and January 29, 2004.

LOCATIONS

Aiken Downtown Banking Center
Operations Center
People's Community Capital Corporation
125 Park Avenue, SW
Aiken, South Carolina 29801
(803) 641-0142
(803) 502-0340 Operations

Aiken Banking Center
1715 Whiskey Road
Aiken, South Carolina 29803
(803) 641- 2265

North Augusta Banking Center
518 Georgia Avenue
North Augusta, South Carolina 29841
(803) 819-3030

Charleston Loan Production Office
6650 Rivers Avenue
Charleston, South Carolina 29406
(843) 576-5433

www.pcbOnline.net

FINANCIAL INFORMATION:
The Company will furnish upon request, free of charge, copies of the Annual Report and the Company's Report to the Securities and Exchange Commission (Form 10-KSB) by contacting Jean H. Covington, Chief Financial Officer, People's Community Capital Corporation, P.O. Box 313, Aiken, South Carolina 29802.

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FDIC.

(This page left blank intentionally)